Filed by: Dominion Energy, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Dominion Energy, Inc.

Commission File No.: 001-08489

Email to Employees from Robert M. Blue

Team –

I am excited to let you know that Dominion Energy and NextEra Energy today announced a definitive agreement to combine, which will create the nation’s largest regulated electric utility and energy infrastructure business.

You probably know about NextEra Energy. It serves 6 million homes and businesses in Florida – along with operations in 48 other states. Like Dominion Energy, it is an all-of-the-above company, with 80 GW of power generation fueled by natural gas, nuclear, and renewable resources. Also like Dominion Energy, it is a values-based company, focused on safety, ethical behavior, excellence, continuous improvement, teamwork, and customer service.

Together, we will be able to buy, build, finance, and operate more efficiently, which will benefit our customers and communities – and our employees.

This is a tremendous opportunity for all of us. In this video, John Ketchum, NextEra Energy’s chairman and chief executive officer, and I discuss what this combination means to you and our other stakeholders across our collective footprint.

We will be holding two companywide employee meetings today – one in Richmond at 11 a.m. and one in Cayce at 2:30 p.m. Both will be available virtually. Email invitations to these meetings will be sent shortly.

Thank you for your continued focus on our critical mission to provide the reliable, affordable, and increasingly clean energy that powers our customers every day.

Bob

Transcript of Employee Video

Robert M. Blue:

I’m excited to be here with John Ketchum chairman and CEO, of NextEra Energy to let you know that this morning, Dominion Energy and NextEra Energy announced that we have entered into an agreement to combine, which will create the nation’s largest regulated electric utility business.

Let me tell you a little bit about NextEra Energy and why these two great companies are joining hands.

NextEra Energy is the largest utility holding company in the U.S., with a presence in 49 states, but principally in Florida, where it serves 6 million homes and businesses.

It is an all-of-the-above company – the world’s leader in solar and storage, and a national leader in natural gas-fired generation and nuclear power, with seven units in three states.

It is an industry leader in reliability and customer service.

Both of our companies have similar corporate cultures and values – focusing on safety, excellence, ethical behavior, continuous improvement, teamwork, and customers.

Once the two companies are combined, we will serve approximately 10 million homes and businesses across Florida, Virginia, North Carolina, and South Carolina and own approximately 110 gigawatts of all-of-the-above power generation.

Together, we’ll buy, build, finance, and operate more efficiently, safely providing reliable, affordable energy that will benefit customers, communities, shareholders, and employees alike.

John will be the Chairman and CEO of the combined company, and he’s a fantastic leader at NextEra Energy and throughout the industry. John first approached me about the idea of combining our companies a few months ago. He’ll tell you what about Dominion Energy appealed to NextEra Energy . . . and what’s next.

John….

John W. Ketchum:

Thank you, Bob.

This is a historic moment for our two companies and for the states we are privileged to serve. Electricity demand is rising faster than it has since the years immediately following World War II. Projects are getting larger and more complex. Customers need affordable and reliable power not years from now – but now.

We are bringing NextEra Energy and Dominion Energy together because scale matters: Scale translates into capital and operating efficiency. As Bob said, this scale will enable us to buy, build, finance and operate more efficiently, meaning more affordable electricity for our customers over time.

It matters to you, too.

This combination will unleash growth – it’s a combination about addition.

Dominion Energy is a company steeped in tradition, a company committed to serving your customers and communities reliably and affordably – and, above all, safely.

It is a company that cares, where you volunteer more than 100,000 hours annually supporting charities that improve the lives of people throughout Virginia, West Virginia, North Carolina, South Carolina, and Connecticut.

And it’s a best-in-class operator of electric and gas infrastructure.

That’s a testament to you. Your dedicated commitment to mission matters – and it drew NextEra Energy and Dominion Energy together.

As to our proposed combination, here’s what you need to know:

We look at this as a combination of equals.

Dominion Energy is joining the NextEra Energy family, but the well-known and widely respected names you’re accustomed to – Dominion Energy Virginia, Dominion Energy North Carolina, Dominion Energy South Carolina – will remain. . . . So will the headquarters in Richmond and the Dominion Energy South Carolina operational headquarters in Cayce. . . And so will your existing utility leadership – Bob Blue will serve as President and CEO of Regulated Utilities.

Leadership at those regulated utilities would remain the same as it is today, with Ed Baine leading Dominion Energy Virginia and North Carolina, Keller Kissam leading Dominion Energy South Carolina and Scott Bores leading Florida Power & Light Company.

This is a combination of addition and there is no operational overlap between our two companies. Moreover, we expect the company to double in size over the next several years creating great opportunities for our team across America. In the near term, we will protect jobs, compensation, and benefits . . . and collective-bargaining agreements in effect at close will continue to be recognized.

And I’m looking forward to meeting you this morning and in the days, weeks, and months ahead.

I’m excited – and I hope you are, too.

Robert M. Blue:

Thank you, John. This is an incredibly exciting opportunity.

I know you have a lot of questions.

Please visit the Employee Web Portal and check out our Frequently Asked Questions document. It will be updated . . . regularly. And please send any other questions you might have to employeeinfo@dominionenergy.com. We’ll answer those questions as we can.

After today, Dominion Energy and NextEra Energy leadership will hold several smaller employee meetings where you can hear from us – and we can hear from you.

I believe this next chapter in the long and storied history of Dominion Energy – together with NextEra Energy – will be a tremendously successful one.

Thank you for what you do to provide the reliable, affordable, and increasingly clean energy that powers our customers every day.

#####

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included or incorporated by reference in this communication, including, among other things, statements regarding the proposed business combination transaction between NextEra Energy, Inc. (NextEra Energy) and Dominion Energy, Inc. (Dominion Energy) and future events, plans and anticipated results of operations, business strategies, the anticipated benefits of the proposed transactions, the anticipated impact of the proposed transactions on the combined company’s business and future financial and operating results, the anticipated closing date for the proposed transactions and other aspects of NextEra Energy’s or Dominion Energy’s operations or operating results, are forward-looking statements. Words and phrases such as “ambition,” “anticipate,” “estimate,” “believe,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target,” the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions or events can be used to identify forward-looking statements. Where, in any forward-looking statement, NextEra Energy or Dominion Energy expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to be reasonable at the time such forward-looking statement is made. Any forward-looking statement is not a guarantee of future performance, outcomes or results and is subject to numerous risks, uncertainties and other factors, many of which are beyond NextEra Energy’s or Dominion Energy’s control, that could cause actual performance, outcomes or results to differ materially from what is expressed or implied in the forward-looking statement.

These factors include a failure by NextEra Energy to successfully integrate Dominion Energy’s businesses and technologies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the expected benefits of the proposed transactions may not be fully realized or may take longer to realize than expected; each party’s ability to obtain the approval of its shareholders required to consummate the proposed transactions and the timing of the closing of the proposed transactions, including the risk that the conditions to closing are not satisfied on a timely basis or at all or the failure of the transactions to close for any other reason or to close on the anticipated terms, including with the anticipated tax treatment; the risk that any governmental or regulatory approval, consent or authorization that may be required for the proposed transactions is not obtained, is delayed or is obtained subject to conditions that are not anticipated or that cause the termination of the merger agreement and abandonment of the transactions; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement by either party; the risk that certain provisions in the merger agreement or the pendency of the transactions may impact either party’s ability to pursue certain business opportunities or strategic transactions; unanticipated difficulties, liabilities or expenditures relating to the transactions, including the impact of potential litigation relating to the transactions; the effect of the announcement, pendency or completion of the proposed transactions on the parties’ business relationships and business operations generally, including the parties’ relationship with regulators, suppliers, vendors and customers; the effect of the announcement or pendency of the proposed transactions on the parties’ common stock prices and uncertainty as to the long-term value of either party’s common stock; risks that the proposed transactions disrupt either party’s current plans and operations, including due to the diversion of the attention of management from ordinary course business operations, and potential difficulties in hiring or retaining employees as a result of the proposed transactions; any rating agency actions; and the impact of the announcement or pendency of the proposed transactions on either party’s ability to access capital, including the short- and long-term debt markets, on a timely and affordable basis; general worldwide economic conditions and related uncertainties; the effect and timing of changes in laws or in governmental regulations (including environmental); fluctuations in trading prices of securities of NextEra Energy and in the financial results of NextEra Energy or Dominion Energy; and the timing and extent of changes in interest rates, commodity prices and demand and market prices for electricity or gas. The registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the Securities and Exchange Commission (SEC) will describe additional risks in connection with the proposed transactions. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 and joint proxy statement/prospectus are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to NextEra Energy’s and Dominion Energy’s respective periodic reports and other filings with the SEC, including the risk factors contained in NextEra Energy’s and Dominion Energy’s most recently filed Annual Reports on Form 10-K and subsequently filed Quarterly Reports on Form 10-Q.

Any forward-looking statements included in this communication represent current expectations and are inherently uncertain and are made only as of the date hereof (or, if applicable, the dates indicated in such statement). Except as required by law, neither NextEra Energy nor Dominion Energy undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Transactions and Where to Find It

In connection with the proposed transactions, NextEra Energy intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of NextEra Energy and Dominion Energy that also constitutes a prospectus of NextEra Energy. Each of NextEra Energy and Dominion Energy may also file other relevant documents with the SEC regarding the proposed transactions. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that NextEra Energy or Dominion Energy may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of NextEra Energy and Dominion Energy. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT NEXTERA ENERGY, DOMINION ENERGY, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (if and when available) and other documents containing important information about NextEra Energy, Dominion Energy and the proposed transactions, once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by NextEra Energy will be available free of charge on NextEra Energy’s website at http://www.investor.nexteraenergy.com/ or by contacting NextEra Energy’s Investor Relations Department by email at investors@nexteraenergy.com or by phone at (800) 222-4511. Copies of the documents filed with the SEC by Dominion Energy will be available free of charge on Dominion Energy’s website at http://investors.dominionenergy.com or by contacting Dominion Energy’s Investor Relations Department by email at investor.relations@dominionenergy.com or by phone at (804) 819-2438.

Participants in the Solicitation

NextEra Energy, Dominion Energy and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions.

Information about the directors and executive officers of NextEra Energy, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i)  NextEra Energy’s proxy statement for its 2026 annual meeting of shareholders, which was filed with the SEC on April 1, 2026, including under the headings “Proposal 1: Election as directors of the nominees specified in this proxy statement,” “Director Compensation,” “Executive Compensation,” and “Common Stock Ownership of Certain Beneficial Owners and Management,” (ii) NextEra Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 13, 2026, including under the heading “Item 1. Business—Information About Our Executive Officers” and (iii) to the extent certain holdings of NextEra Energy securities by its directors or executive officers have changed since the amounts set forth in NextEra Energy’s proxy statement for its 2026 annual meeting of shareholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC.

Information about the directors and executive officers of Dominion Energy, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i)  Dominion Energy’s proxy statement for its 2026 annual meeting of shareholders, which was filed with the SEC on March 19, 2026, including under the headings “Item 1: Election of Directors – Director Nominees,” “Compensation of Non-Employee Directors,” “Executive Compensation” and “Security Ownership of Certain Beneficial Owners and Management,” (ii) Dominion Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 23, 2026, including under the heading “Information about our Executive Officers” and (iii) to the extent certain holdings of Dominion Energy securities by its directors or executive officers have changed since the amounts set forth in Dominion Energy’s proxy statement for its 2026 annual meeting of shareholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4 or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC.

Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Copies of the documents filed with the SEC by NextEra Energy and Dominion Energy will be available free of charge through the website maintained by the SEC at www.sec.gov. Additionally, copies of documents filed with the SEC by NextEra Energy and Dominion Energy will be available free of charge through the sources indicated above.